Exhibit 99.2

ANIMAL RIGHTS LICENSE AGREEMENT

THIS AGREEMENT, effective as of June 19th, 2009 (the "Effective Date");

ERIN MILLS BIOTECH INC., a corporation incorporated under the laws of the Province of Ontario ("EMBI")

- and -

LORUS THERAPEUTICS INC., a corporation incorporated under the laws of Canada ("Lorus")

WHEREAS Lorus and The Erin Mills Investment Corporation ("TEMIC") have entered into a settlement agreement (the "Settlement Agreement") and an asset sale agreement (the "Asset Sale Agreement"), each dated as of the date hereof which, among other things, provide that TEMIC or its nominee are to be assigned certain intellectual property relating to the extraction of a product from bovine bile marketed in association with the trademark "Virulizin" as evidenced by the patents, trademarks and other intellectual property rights (including without limitation, the Patent Rights, as defined below) described in Schedule "A" hereto";

AND WHEREAS on the completion of the transaction of purchase and sale contemplated in the Asset Sale Agreement TEMIC issued to Lorus a written direction pursuant to which Lorus was irrevocably authorized and directed to assign and transfer all of the Virulizin IP (as defined below) to EMBI;

AND WHEREAS pursuant to the terms of the Settlement Agreement, TEMIC or its nominee is required to grant a licence under the Virulizin Technology (as defined below) in the Field (as defined below) to Lorus on an exclusive basis and otherwise on the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the mutual covenants and commitments evidenced herein, and of the transfer of the Virulizin IP to EMBI, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions. For purposes of this Agreement, the terms set forth below shall have the following meanings:

"Affiliate" means, with respect to any Person, another other Person that directly or indirectly controls the Person, is controlled by the Person, or is under common control with the Person. For the purposes of this definition, the term "control" means the direct or indirect control of at least fifty (50%) percent of the voting securities of any Person or, if such Person does not have outstanding voting securities, at least fifty (50%) percent of the directorships or similar positions with respect to such Person; provided that in the case of jurisdictions in which the maximum percentage ownership permitted by law for a foreign investor is less than fifty (50%) percent, such lower percentage shall be substituted in the preceding sentence if such foreign investor has the power to direct the management and policies of such Person;

"Agreement" means this agreement, including the schedules hereto, as such agreement may be amended, supplemented, restated or superseded from time to time;

"Confidential Information" shall have the meaning ascribed to such term in Section 5.1;

"Control" or "Controlled" means, with respect to EMBI, the possession (whether by license, other than pursuant to this Agreement), or ownership of the ability to grant access or a license as provided herein without violating the terms of any agreement or other arrangement, existing before or after the Effective Date with any Third Party;

"Effective Date" shall mean June 19th, 2009;

"Field" means all experimental and therapeutic uses, for all indications, in animals (i.e. not in humans);

"Improvements" means any improvements, modifications or enhancements to any of the Virulizin Technology made by or for the benefit of EMBI which are first conceived, discovered or reduced to practice during the term of this Agreement or are otherwise owned by EMBI during the Term;

"Intellectual Property" means all patents, patent applications, trade names, trademarks, copyright, trade dress, industrial and other designs, and know-how, and all other forms of intellectual property, whether or not registered, or capable of registration.

"Legal Requirements" means all laws, statutes, ordinances, codes, rules regulations, published standards, permits, judgments, decrees, writs, injunctions, rulings, orders and other requirements of all Public Authorities;

"Patent Rights" means:

(a)
all patents and patent applications Controlled by EMBI, anywhere in the world as of the date hereof or at any time hereafter, relating to the Virulizin Technology and which are (i) listed on Schedule A, or (ii) issued or assigned to EMBI at any time hereafter, and

(b)
any improvement patents, re-examinations, reissues, confirmations, renewals, extension, supplementary protection certificates, counterparts, divisions, continuations, continuations-in-part, certificates or patent-of-addition issues, assigned or licensed to EMBI of or relating to the patents or patent applications described in clause (a) above;

"Person" means any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government or any agency or political subdivision thereof;

"Product(s)" means any and all products for use in the Field which are covered by any Patent Rights or which otherwise incorporate, utilize or are derived from any Virulizin Technology or Improvements thereto, or are manufactured utilizing any Virulizin Technology or Improvements thereto;

"Public Authority" means any supranational, national, regional, state or local government, court, governmental agency, authority, board, bureau, instrumentality or regulatory body;

"Term" means the term of this Agreement which shall commence as of the Effective Date and shall continue for the later of (i) the last to expire of the Patent Rights; and (ii) twenty years from the date of this Agreement;

"Territory" means all countries of the world subject to Section 2.2 of the Zor Licence Agreement;

"Third Party" means any Person which is not a party to this Agreement;

"Virulizin Information" means all tangible and intangible know-how, trade secrets, inventions, discoveries, data (including regulatory data), technology, processes and information, including the chemistry, manufacture, use, formulation applicable thereto, in vitro, preclinical or clinical designs, information or results as the foregoing pertains or relates to Virulizin (and including all Improvements thereto), and shall include, without limitation, processes and analytical methodology used in the development, testing, analysis and manufacture of Virulizin and all medical, bio-equivalence and other scientific data and test results and all medical and biological samples prepared, generated, produced, received by, obtained by or known to EMBI or any of its Affiliates and any improvements, modifications or enhancements to the same as may be conceived of, discovered or reduced to practice during the Term or are Controlled by EMBI during the Term;

"Virulizin IP" means during the term, all Intellectual Property rights, Improvements and all tangible and intangible information relating to Virulizin and shall include without limitation know-how, trade secrets, inventions, discoveries, technology, processes relating to the chemistry, manufacture, use, and formulations, in vitro, preclinical or clinical designs, results, data (including regulatory data), analytical methodology used in the development, testing and analysis of Virulizin and all medical, bio-equivalence and other similar scientific data and test results and all medical and biological samples Controlled by EMBI or any of its Affiliates pertaining to or relating to the product extracted from bovine bile and known by the trade name "Virulizin";

"Virulizin Technology" collectively, means the Virulizin IP and the Virulizin Information;

"Zor" means Zor Pharmaceuticals, LLC; and

"Zor Licence Agreement" means the exclusive licence agreement originally made between GeneSense Technologies Inc. and Zor dated April 8, 2008, as the same has been amended and assigned from time to time.

ARTICLE 2
GRANT OF RIGHTS TO VIRULIZIN TECHNOLOGY

2.1
License. Subject to the terms and conditions of this Agreement and the Zor Licence Agreement, including, without limitation, the obligations to Zor pursuant to Section 2.2 of the Zor Licence Agreement, EMBI hereby grants to Lorus an exclusive (even as to EMBI), royalty-free right (except for royalty payments to be made by Lorus, on behalf of EMBI, directly to Zor pursuant to Section 2.2 of the Zor Licence Agreement) and license in and to the Virulizin Technology and any Improvements, for the Field, within the Territory, which license shall include, without limitation, the right to research and develop, have researched and developed, make, have made, use, sell, have sold, distribute, have distributed, import, have imported, export and have exported the Virulizin Technology for any and all purposes in the Field, including, without limitation, to research and develop, have researched and developed, make, have made, use, sell, have sold, distribute, have distributed, import, have imported, export and have exported Products in the Territory, with the right to grant sublicenses for any and all. of the same to any Third Party.

2.2
Acknowledgement of Ownership. Lorus acknowledges and agrees that as between Lorus and EMBI, EMBI owns all right, title and interest in and to the Virulizin Technology, subject only to the license granted to Lorus set out in this Agreement, and such license is a license only and does not constitute a sale, conveyance or other transfer of title to the Virulizin Technology to Lorus.

2.3
Exclusivity. In order to assure Lorus of the exclusive rights under the Virulizin Technology and Improvements to commercialize the same and the Products in the Field, EMBI shall not itself or any of its Affiliates, sell, distribute, import or export any Virulizin Technology or any Products in the Field in the Territory or grant to a Third Party any rights or licenses to research or developed, have researched or developed, make, have made, use, sell, have sold, distribute, have distributed, import, have imported, export or have exported any Virulizin Technology or any Products in the Field in the Territory for so long as the rights and licenses granted in Section 2.1 remain in force pursuant to this Agreement. For the avoidance of doubt, nothing herein shall in any way restrict, or shall be deemed to restrict, EMBI's ability to utilize or exploit the Virulizin Technology for any purpose whatsoever outside of the Field.

2.4
Sublicenses. As specified in Section 2.1, the rights granted in Section 2.1 may be sublicensed by Lorus to any Third Party, who in turn, subject to the terms of any such Third Party's agreement with Lorus, may be permitted to sublicense any of the same to others provided that any such Third Party or sublicensee agrees to be bound by the terms and conditions hereof which are applicable to Lorus including, without limitation, the provisions of Section 2.6 and Article 5 hereof. Lorus agrees to provide EMBI with copies of any such sublicense prior to their execution so that EMBI may review the same in order to confirm compliance with the foregoing.

2.5
Disclosure of Technology. Upon the execution of this Agreement, and periodically thereafter as such information becomes available to EMBI, EMBI shall provide to Lorus copies of all information and materials (including, without limitation, all biological materials) in tangible form related to the Virulizin Technology, Improvements and Products that are reasonably necessary to or useful in the researching, making, using, selling, distributing, importing or exporting of the Virulizin Technology in the Field or of any Products.

2.6	Improvements.

(a)
If Lorus shall discover or invent an improvement relating to any of the Virulizin Technology during the Term, Lorus agrees promptly to disclose the same or cause the same to be disclosed to EMBI and to furnish to EMBI all information pertaining thereto, including blueprints, sketches, drawings, designs and other data. At EMBI's request Lorus agrees to assign or cause to be assigned to EMBI any discovery or invention and to assist EMBI, at EMBI's expense, to secure patent rights covering discovery or invention in any and all countries required by EMBI. In connection therewith, Lorus shall furnish to EMBI, all pertinent information and have executed any assignments or other instruments necessary or desirable to secure such patent rights, without expense to EMBI. Any such improvement shall be the sole and exclusive property of EMBI, and any patent or other intellectual property right issued in connection therewith shall be deemed to be part of the subject-matter licensed to Lorus under Section 2.1 to this Agreement.

(b)
Lorus shall, to the best of its ability, cause its employees to disclose any discovery or invention made or developed by them relating to any of the Virulizin Technology during the term of this agreement and falling within the terms of subparagraph (a) and to assign said discovery or invention to EMBI as provided.

(c)
EMBI shall promptly disclose to Lorus any Improvement which it makes or acquires during the Term and shall make available to Lorus all information relating thereto, and said Improvement shall be deemed to be part of the licensed subject-matter licensed to Lorus under Section 2.1 to this Agreement.

ARTICLE 3
TERM AND TERMINATION

3.1	Term. This Agreement shall become effective as of the Effective Date and, subject to the other provisions of this Article 3, shall continue in full force and effect during the Term.

3.2	Optional Termination by Lorus. Lorus may terminate this Agreement at any time by giving EMBI at least thirty (30) days prior written notice.

3.3	Rights on Termination.

(a)
Article 5 and Article 7, and Sections 3.1, 3.3 and 6.3 shall survive the expiration and any termination of this Agreement. Except as otherwise provided in this Section 3.3(a), all rights and obligations of the parties under this Agreement shall terminate upon the expiration or termination of this Agreement.

(b)	Termination of this Agreement for any reason shall not release either party hereto from any liability which at the time of such termination has already accrued to the other party.

3.4
Bankruptcy. Subject to applicable law to the contrary, either party may terminate this Agreement upon written notice to the other party if the other party makes a general assignment for the benefit of creditors, is the subject of proceedings in voluntary or involuntary bankruptcy or has a receiver or trustee appointed for substantially all of its property; provided that in the case of an involuntary bankruptcy proceeding such right to terminate shall only become effective if the other party consents thereto or such proceeding is not dismissed within sixty (60) days after the filing thereof. Each of the parties hereto acknowledges and agrees, subject to applicable law to the contrary, that this Agreement (i) constitutes a license of Intellectual Property (as such term is defined in the United States Bankruptcy Code, as amended (the "Code")), and (ii) is an executory contract, with significant obligations to be performed by each party hereto. The parties agree that Lorus may fully exercise all of its rights and elections under the Code, if any, including, without limitation, those set forth in Section 365(n) of the Code. The parties further agree that, in the event that Lorus retains its rights as a licensee under the Code pursuant to such an exercise, Lorus shall be entitled to complete access to any technology licensed to it hereunder and all embodiments of such technology. Subject to applicable law to the contrary, such embodiments of the technology shall be delivered to Lorus not later than (a) the commencement of bankruptcy proceedings against EMBI, unless EMBI elects to perform its obligations under this Agreement, or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of EMBI.

ARTICLE 4
PATENTS AND INFRINGEMENTS

4.1
Pursuit and Maintenance of Patent Rights. Subject to the terms and conditions of the supply and services agreement dated June 19th, 2009 made between EMBI and Lorus, EMBI agrees to file, prosecute and maintain the Patent Rights at its own cost and expense. EMBI agrees to keep Lorus informed as to the status of the Patent Rights and shall provide Lorus with copies of all filings and correspondence of a substantive nature with respect to patents or patent applications relating to the Patent Rights to be made or sent to the United States Patent and Trademark Office or its counterpart in any country of the Territory and copies of all correspondence of a substantive nature that EMBI receives from such Persons with respect to the Patent Rights. If EMBI fails to prosecute or maintain any of the Patent Rights, Lorus shall have the right but not the obligation to prosecute and maintain the Patent Rights.

4.2
Notice of Infringement. Each party shall promptly notify the other of any conflicting use or any act or infringement of appropriation of any Patent Right by unauthorized Persons which comes to its attention.

4.3
Enforcement and Defense. Upon becoming aware of a conflicting use or an act of infringement in the Field, and communicating about the same pursuant to Section 4.1 above, EMBI shall discuss with Lorus the nature of and circumstances surrounding such conflicting use or act of infringement. If EMBI elects not to prosecute such conflicting use or act of infringement, it shall notify Lorus forthwith and Lorus shall thereafter, at its own expense, have the right but not the obligation to initiate actions and take steps relating to such conflicting use or act of infringement. Lorus may settle any dispute with a Third Party regarding such conflicting use or act of infringement; provided that Lorus shall not have the right to settle, compromise or take any action in any dispute which diminishes, limits or inhibits the scope, validity or enforceability of the Patent Rights without the express written consent of EMBI, which consent may be unreasonably withheld. In the event that Lorus exercises its right under this Section 4.3, Lorus agrees to keep EMBI fully informed of all developments in connection with any settlements and negotiations and to consult with EMBI prior to making any final settlement, consent judgment or other voluntary disposition of the matter. Each party agrees to cooperate with the other to the fullest extent possible with respect to any negotiations or proceedings under this Section 4.3.

4.4
Recoveries by Lorus. In the event that Lorus elects to initiate actions or take steps relating to a conflicting use or act of infringement pursuant to Section 4.3 above, and Lorus is thereby able to recover from a Third Party by settlement or otherwise any damages or other compensation in respect of such conflicting use or act of infringement, such damages and other compensation shall be allocated in the following manner:

(a)	firstly, to Lorus in full satisfaction of all legal and professional fees and disbursements incurred by Lorus in connection with such actions or steps;

(b)	secondly, any amounts attributable to lost profits of Lorus related to the Field shall be retained by Lorus; and

(c)	the balance of such recovery, if any, shall be retained by Lorus.

ARTICLE 5
CONFIDENTIALITY

5.1
Confidential Information. Except as expressly set forth in this Article 5, each party shall, and shall cause its respective officers, directors, employees, agents, sublicenses and subcontractors (collectively, "Representatives") to, keep confidential any and all technical, commercial, scientific and other proprietary data, processes, documents or other information (whether in oral, written or electronic form) or physical object (including, without limitation, intellectual property, marketing data, agreements between any party and a Third Party, license applications, and business plans and projections of any party) acquired from the other party, or any of its respective Representatives pursuant to the activities contemplated by this Agreement and which relate (in the case of a party) to the other party or its respective businesses or products (collectively, "Confidential Information"), and each party shall not disclose directly or indirectly, and shall cause its respective Representatives not to disclose directly or indirectly, any Confidential Information to anyone outside of such party and its respective Representatives, except that the foregoing restriction shall not apply to any information disclosed hereunder to any Person if such Person (the "Receiving Person") can demonstrate that such Confidential Information:

(a)	is or hereafter becomes generally available to the trade or public other than by reason of any breach hereof;

(b)	is disclosed to the Receiving Person or such Representatives by a Third Party who has the right to disclose such information;

(c)
is developed by or on behalf of the Receiving Person independently, without reliance on Confidential Information received hereunder, except that all information developed by or on behalf of Lorus prior to the date hereof and/or pursuant to the supply and services agreement, between the parties, dated as of the date hereof, shall be deemed to be Confidential Information of EMBI and/or Zor, as applicable, and shall be kept confidential by Lorus pursuant to the provisions of this Article 5 hereof; or

(d)
is, based on such Persons good faith judgment with the advice of counsel, otherwise required to be disclosed in compliance with applicable Legal Requirements by a Public Authority (and, in such case, such information shall remain Confidential Information for all other purposes unless and until subparagraphs (a) through (c) above otherwise apply).

5.2
Restricted Use. Except in furtherance of their respective rights and obligations hereunder or as otherwise provided for herein, each party agrees that it shall not at any time use any Confidential Information in the conduct of its business without the prior written consent of the other party, which consent may be unreasonably or arbitrarily withheld. The obligations set forth in this Article 5 shall extend to copies, if any, of Confidential Information made by any of the Persons referred to in Section 5.1 and to documents prepared by such Persons which embody or contain Confidential Information, and to any electronic data files containing Confidential Information.

5.3
Duty of Care. Each party shall deal with Confidential Information so as to protect it from disclosure with a degree of care not less than that used by it dealing with its own information intended to remain exclusively within its knowledge and shall take reasonable steps to minimize the risk of disclosure of Confidential Information.

5.4	Survival. [REDACTED]. The survival period of the confidentiality obligations has been redacted.

5.5
Return. Subject to the provisions of Section [6.11], within thirty (30) days after the termination of this Agreement, any Receiving Person shall (and shall cause its Representatives to), at the option of the Person making disclosure (the "Disclosing Person"), return to the Disclosing Person or, at the express written direction of the Disclosing Person, destroy all Confidential Information in its or their possession; provided, however, that the Receiving Person may, upon notice to the Disclosing Person, retain in its legal files or in the office of outside legal counsel one copy of any document solely for use in legal proceedings to which such document relates and for archival purposes. Such notice shall set forth, in reasonable detail, a list of the documents so retained.

5.6
Compelled Disclosure. In the event the Receiving Person or any of its representatives becomes legally compelled, by oral questions, interrogations, requests for information or documents, subpoena, civil investigative demand or similar process, to disclose any of the Confidential Information, the Receiving Person will provide the Disclosing Person with prompt notice so that the Disclosing Person may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Agreement. The Receiving Person will cooperate with the Disclosing Person on a reasonable basis in its efforts to obtain a protective order or other remedy. In the event such protective order or other remedy is not obtained or the Disclosing Person waives compliance with the provisions of this Agreement, the Receiving Person and its representatives will furnish only the minimum portion of the Confidential Information that is required to be disclosed and the Receiving Person shall exercise its reasonable best efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information.

5.7
Injunctive Relief. The Receiving Person understands and agrees that the Disclosing Person shall suffer irreparable harm in the event that the Receiving Person breaches any of its obligations under this Agreement and that monetary damages shall be inadequate to compensate the Disclosing Person for such breach. Accordingly, the Receiving Person agrees that, in the event of a breach or threatened breach by the Receiving Person of any of the provisions of the Agreement, the Disclosing Person, in addition to and not in limitation of any other rights, remedies or damages available to the Disclosing Person at law or in equity, shall be entitled to an interim injunction, interlocutory injunction, and permanent injunction, in order to prevent or to minimize any such breach by the Receiving Person, or by any or all of its partners, co-venturers, servants, agents, representatives, and any and all persons directly or indirectly acting for, on behalf of or with the Receiving Person.

5.8
Severability. In the event that any provision or part of any provision of this Agreement shall be deemed to be void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect.

5.9	Notice of Breaches. The Receiving Person agrees to give prompt notice to the Disclosing Person of any breach of this Agreement by it or its Representatives.

5.10
Indemnification. The Receiving Person agrees to indemnify and hold harmless the Disclosing Person from any claims, issues, damages, costs and expenses, including reasonable attorneys fees, that arise from any breach of this Agreement by it or any of its Representatives.

5.11
Exceptions in favour of EMBI. In the event that this Agreement is terminated prior to the expiry of the Term for any reason then EMBI shall not be under any obligation to Lorus to maintain any Confidential Information received by EMBI relating to Virulizin (which, for greater certainty, does not include information relating to the business, financial condition, prospects and operating condition of Lorus) during the Term hereof (and shall specifically be entitled to utilize such information in any manner in which it sees fit) unless Lorus can demonstrate to EMBI, acting reasonably, that such Confidential Information is proprietary to Lorus and does not relate in any way to the Virulizin IP; it being acknowledged and confirmed by Lorus that any and all information, of any nature or kind (howsoever developed or conceived), which relates to the Virulizin IP is the exclusive and sole property of EMBI.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1	Representations and Warranties of Lorus.

(a)
Lorus is a corporation duly incorporated and validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, with the corporate power to own, lease and operate its properties and to carry on its business as now conducted.

(b)	Lorus has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(c)
The execution, delivery and performance of this Agreement by Lorus does not conflict with or contravene the articles or certificate of incorporation or by-laws, regulations or partnership agreement (or other comparable governing instruments with different names) of Lorus, nor will the execution, delivery or performance of this Agreement conflict with or result in a breach of, or entitle any party thereto to terminate, any material agreement or instrument to which Lorus is a party, or by which any of its assets or properties is bound.

(d)
This Agreement has been duly authorized, executed and delivered by Lorus and constitutes a legal, valid and binding agreement of Lorus, enforceable against Lorus in accordance with its terms, except as enforceability may be limiting by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors= rights generally.

6.2	Representations, Warranties and Covenants of EMBI.

(a)
EMBI is a corporation duly incorporated and validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, with the corporate power to own, lease and operate its properties and to carry on its business as now conducted.

(b)	EMBI has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(c)
The execution, delivery and performance of this Agreement by EMBI does not conflict with or contravene its articles or certificate of incorporation or by-laws, nor will the execution, delivery or performance of this Agreement conflict with or result in a breach of, or entitle any party thereto to terminate, any material agreement or instrument to which EMBI is a party, or by which any of its assets or properties is bound.

(d)
This Agreement has been duly authorized, executed and delivered by EMBI and constitutes a legal, valid and binding agreement of EMBI, enforceable against EMBI in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors= rights generally.

6.3	Indemnification.

(a)
Indemnity by Lorus. Lorus hereby agrees to indemnify, defend and hold harmless EMBI and its directors, officers, employees and agents from and against any and all claims, demands, liabilities, causes of action, judgments, awards, liabilities, penalties, fines, assessments, impositions, damages, costs and expenses, including, without limitation, reasonable attorneys' fees, costs of expert witnesses, court costs, and other expenses of litigation that maybe suffered or incurred by or claimed against any such indemnified party based upon or arising out of Lorus's breach of any representation, warranty or covenant contained in this Agreement.

(b)
Indemnity by EMBI. EMBI hereby agrees to indemnify, defend and hold harmless Lorus and its directors, officers, employees, sublicensees and agents from and against any and all claims, demands, liabilities, causes of action, judgments, awards, liabilities, penalties, fines, assessments, impositions, damages, costs and expenses, including, without limitation, reasonable attorneys' fees, costs of expert witnesses, court costs, and other expenses of litigation that maybe suffered or incurred by or claimed against any such indemnified party based upon or arising out of EMBI's breach of any representation, warranty or covenant set forth in Section 6.2 hereof.

(c)	Indemnification Procedures.

(i)
Any party entitled to indemnification under paragraph (a) or (b) of this Section 6.3 (an "Indemnified Party") shall promptly notify the party potentially responsible for such indemnification (the "Indemnifying Party") upon becoming aware of any claim or claims asserted or threatened against such Indemnified Party which could give rise to a right of indemnification under this Agreement; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of its indemnity obligation hereunder except to the extent that such failure prejudices its rights hereunder.

(ii)
The Indemnifying Party shall have the right to defend, at its sole cost and expense, such claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party may not enter into any compromise or settlement unless (x) the Indemnified Party consents thereto, which consent shall not be unreasonably withheld, or (y) such compromise or settlement includes as an unconditional term thereof the giving by each claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim.

(iii)
The Indemnified Party may participate in, but not control, any defense or settlement of any claim by the Indemnifying Party pursuant to this Section 6.3 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnifying Party shall bear such costs and expenses if counsel for the Indemnifying Party shall have reasonably determined that such counsel may not properly represent both the Indemnifying Party and the Indemnified Party.

6.4
If the Indemnifying Party fails to notify the Indemnified Party within twenty (20) days after receipt of notice of a claim in accordance with Section 6.3(c)(i) hereof that it elects to defend the Indemnified Party pursuant to this Section 6.3(c), or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the claim diligently, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the claim by all appropriate proceedings, which proceedings shall be diligently prosecuted by the Indemnified Party to a final conclusion or settled; provided, however, that in no event shall the Indemnifying Party be required to indemnify the Indemnified Party for any such claim agreed to without the consent of the Indemnifying Party, which shall not be unreasonably withheld.

ARTICLE 7
MISCELLANEOUS

7.1
Waiver. It is agreed that no waiver by any party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

7.2
Compliance with Laws. In exercising their rights under this Agreement, both parties shall fully comply with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement.

7.3
Notices. Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery. Any such notice or other communication, if mailed by prepaid mail shall be deemed to have been received on the second day after the date that was post-marked upon it, or if sent by facsimile or other means of electronic communication or hand-delivered, shall be deemed to have been received on the day it is delivered. All notices and other communications given or made pursuant to this Agreement shall be addressed as follows:

if to EMBI:
7501 Keele Street Suite 500 Concord, Ontario L4K 1Y2
Attention:	Gerry C. Quinn
Telecopier number:	(416) 736-8373
if to Lorus:
2 Meridian Road Toronto, Ontario M9W 4Z7
Attention:	Aiping Young
Telecopier number:	(416) 798-2200

7.4
Further Assurances. Each of EMBI and Lorus will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.5
Entire Agreement. It is understood and agreed among the parties that this Agreement constitutes the entire agreement with respect to the subject matter of this Agreement, both written and oral, among the parties, and that all prior agreements respecting the subject matter hereof', either written or oral, expressed or implied, shall be abrogated, cancelled, and are null and void and of no effect. No amendment or change hereof or addition hereto shall be effective or binding on any of the parties hereto unless reduced in writing and executed by the respective duly authorized representatives of each of the parties hereto.

7.6
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision and the parties shall exert their best efforts to amend this Agreement to include a provision which is valid, legal and enforceable and which carries out the original intent of the parties.

7.7
Counterparts and Headings. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both together shall be deemed to be one and the same agreement. All headings and any cover page or table of contents are inserted for convenience of reference only and shall not affect the Agreements meaning or interpretation.

7.8	Governing Law. This Agreement shall be governed by, interpreted, and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.9
Assignment. This Agreement shall not be assigned by EMBI without the prior written consent of Lorus (which consent shall not be unreasonably withheld). For purposes of this Agreement, "assignment" includes a sale of all or any part of the Virulizin Technology. Lorus may assign its rights and obligations under this Agreement upon written notice to EMBI.

7.10
Successors. Subject to the limitation on assignment herein, this Agreement shall be binding upon and inure to the benefit of the successors in interest and assigns of each party. In order for such assignment to be effective any such successor or assignee of a party's interest shall expressly assume in writing the performance of all the terms and conditions of this Agreement to be performed by said party and such assignment shall not relieve the assignor of any of its obligations under this Agreement.

7.11
Counterparts. This Agreement may be executed in counterparts with the same effect as if all parties had signed the same document, each of which counterparts shall be deemed to be an original and all of which together shall constitute one and the same Agreement. Either party may deliver an executed copy of this Agreement to the other by facsimile transmission.

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